PRECISION DRILLING TRUST

NEWS RELEASE
Precision Drilling Trust announces change in date and time of its
2008 Fourth Quarter and Year End Results Conference Call and Webcast
Calgary, Alberta, Canada – February 8, 2009
Precision Drilling Trust (“Precision”) announced today that it is moving up its release of 2008 fourth quarter and year end results to before the markets open on Monday, February 9, 2009 and has scheduled a conference call and webcast to begin promptly at 6:30 a. m. MT (8:30 a.m. ET) on the same day.
The conference call dial in numbers are 1-866-223-7781 or 1-416-641-6140
The live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”
About Precision
Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.
Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.
For further information, please contact:
David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust
(403) 716-4575
(403) 716-4755 (FAX)
4200, 150 — 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com
4200, 150 — 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com